Exhibit 22.1

List of Issuers of Guaranteed Securities

As of June 30, 2025, the following subsidiary was the issuer of the 2.80% senior notes due June 2031, the 2.85% senior notes due January 2032, the 6.10% senior notes due April 2034 and the 5.65% senior notes due January 2035 guaranteed by Safehold Inc.

Name of Subsidiary	Jurisdiction of Organization
Safehold GL Holdings LLC	Delaware